UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14D-9/A

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

Tableau Software, Inc.

(Name of Subject Company)

Tableau Software, Inc.

(Name of Person Filing Statement)

Class A Common Stock, par value $0.0001 per share

Class B Common Stock, par value $0.0001 per share

(Title of Class of Securities)

Class A Common Stock — 87336U105

Class B Common Stock — None

(CUSIP Number of Class of Securities)

Keenan M. Conder

Executive Vice President, General Counsel and Corporate Secretary

Tableau Software, Inc.

1621 North 34th Street

Seattle, Washington 98103

(206) 633-3400

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Jamie Leigh, Esq.

Ben Beerle, Esq.

Jodie M. Bourdet, Esq.

Cooley LLP

101 California St, 5th Floor

San Francisco, CA 94111

(415) 693-2000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 (this “Amendment No. 2”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Schedule 14D-9”) previously filed by Tableau Software, Inc., a Delaware corporation (“Tableau” or the “Company”), with the Securities and Exchange Commission (the “SEC”) on July 3, 2019, relating to the exchange offer by salesforce.com, inc., a Delaware corporation (“Salesforce”), and Sausalito Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Salesforce (the “Purchaser”) to exchange for each outstanding share of Class A common stock of Tableau, par value $0.0001 per share (“Class A common stock”), and Class B common stock of Tableau, par value $0.0001 per share (“Class B common stock,” and together with “Class A common stock,” “Tableau common stock”), validly tendered and not validly withdrawn in the offer, 1.103 shares of Salesforce common stock, par value $0.001 per share (“Salesforce common stock”), together with cash in lieu of any fractional shares of Salesforce common stock, without interest and subject to reduction for any applicable withholding taxes (such offer, on the terms and subject to the conditions and procedures set forth in the prospectus/offer to exchange, dated July 3, 2019 (the “Prospectus/Offer to Exchange”), and in the related letter of transmittal (the “Letter of Transmittal”), together with any amendments or supplements thereto, the “Offer”). Salesforce has filed with the SEC a Registration Statement on Form S-4 dated July 3, 2019, relating to the Offer and sale of shares of Salesforce common stock to be issued to holders of Tableau common stock validly tendered and not validly withdrawn in the Offer (the “Registration Statement”). The terms and conditions of the Offer are set forth in the Prospectus/Offer to Exchange, which is a part of the Registration Statement, and the Letter of Transmittal, which were filed as Exhibits (a)(4) and (a)(1)(A), respectively, to the Tender Offer Statement on Schedule TO filed with the SEC on July 3, 2019 (as amended or supplemented from time to time) by Salesforce and the Purchaser. Any capitalized term used and not otherwise defined herein shall have the meaning ascribed to such term in the Schedule 14D-9.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment No. 2. This Amendment No. 2 is being filed to reflect certain updates as set forth below.

Item 8.	Additional Information.

Item 8 “Additional Information” of the Schedule 14D-9 is hereby amended and supplemented as follows:

1.	By adding a new sentence at the end of the first paragraph of the section entitled “Regulatory Approvals –German Antitrust Approval” on page 45 to read as follows:

“On July 17, 2019, the FCO granted clearance to the transactions.”

2.	By adding a new paragraph at the end of the section titled “Regulatory Approvals” on page 45 to read as follows:

“Regulatory Condition Satisfied

The condition of the offer relating to the expiration or termination of the HSR Act waiting period and the receipt of any required pre-closing approvals, consents, waivers or clearances under the applicable antitrust laws of Germany has been satisfied.”

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TABLEAU SOFTWARE, INC.

Date: July 18, 2019	By:	/s/ Keenan M. Conder
Keenan M. Conder
Executive Vice President, General Counsel and Corporate Secretary